RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2009

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated November 13, 2009 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 9 months ended September 30, 2009.  It is further assumed that the reader has access to the audited consolidated financial statements and accompanying MD&A for the year ended December 31, 2008.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition the Company holds properties in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Rubicon continued to drill from surface (land and barge based drills) at its Phoenix Gold Project throughout the third quarter and initiated drilling from underground with two drill rigs in early July.  The Company drilled a total of 22,848 metres at Phoenix, during the quarter, which represents about 23% of the March 2009 to March 2010 drilling plans.  Positive results continued the trend established in 2008, confirming further expansion of the F2 Gold Zone.

To lead the underground development, the Company has secured the services of Claude Bouchard, P.Eng. as Vice President, Operations.  Mr. Bouchard has over 25 years experience in the industry including mine management positions with FNX and Falconbridge.  (More details are found in our news release of April 15, 2009).

On March 5th, the Company closed a $40 million bought deal private placement financing for common shares.  As a result, the Company announced plans to expand and accelerate its 2009 exploration program to 80,000 metres with further emphasis on underground drilling and associated development work. (see news releases of March 5th and March 30th).  During May, the Company received an additional $16.4 million from the exercise of warrants.  This was followed in July by the Company’s announcement of plans for up to an additional 20,000 metres of drilling property wide to test additional drill targets (budget of $5 million).  Subsequent to the third quarter end, the Company closed a public offering for net proceeds of $82 million.  The use of proceeds included an additional 120,000 metres of drilling on the F2 Gold Zone during the period 2010 and 2011 and included underground excavation (drifting) to directly access parts of the gold system. The Company plans to take a bulk sample as part of the program (see the short form prospectus filed on SEDAR, November 5, 2009).

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
The 100% owned Phoenix Gold Project includes 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares.  Pursuant to acquisition agreements Rubicon is required to make certain advance annual royalty payments and pay a net smelter return royalty to the property vendor should commercial production be achieved.

The Phoenix Gold Project is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone (EBDZ), is variably affected by later, NW-SE trending cross cutting regional structures.

2009 Exploration Highlights to September 30, 2009

Drilling
The Company drilled a total of 22,848 metres on the Phoenix Gold property, during the quarter, to bring the total metres drilled year to date to 49,748 and the total drilled since drilling commenced in March 2008 to 91,100 (see news releases).  The majority of this drilling was focused on the “F2 Gold Zone”, the discovery of which was announced March 12, 2008.

Mineralization within the F2 Zone occurs in a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Zone is currently drilled to 1437 metres below surface and remains open at depth. The zone is located approximately 450 metres southeast of the existing exploration shaft which is currently being extended from its former depth of 122 metres. Underground drilling from the 122 metre level commenced June 28, 2009. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected to a vertical depth of 4,715 feet (1,437 metres) and over an interpreted strike length of 3,199 feet (975 metres).  The reader is referred to the Company’s news releases and its website (www.rubiconminerals.com) for more information.  Drilling is on-going from land-based, barge-mounted and underground set-ups.

A new 43-101 technical report focused on the exploration results from the F2 Gold Zone was filed in January, 2009. Following the $40 million financing in March, 2009, an expanded $25 million drill program was announced (see news release dated March 30th, 2009) which includes an 80,000 metre drill program and up to 20,000 metre property wide regional program.  The recently completed November financing envisions an additional 120,000m on the Phoenix property starting in 2010.

Permitting Summary

Rubicon received all of the necessary permits to commence the previously reported Phase I dewatering and underground rehabilitation during the first quarter of 2009.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was approved (accepted for filing) February 27, 2009.  Rubicon currently is extending the existing three compartment shaft and, based on a re-evaluation of its targets and objectives, plans to deepen the shaft to 305 metres below surface by year end.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations.

Drilling Results

Significant results received this quarter are summarized below.  Drilling is on-going and complete assays remain pending.

F2 Zone: F2 Zone Significant Gold Results† since July 27, 2009 and up to October 22, 2009

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
122-01	anomalous
122-02A	105	12.24	1	0.36	3.3
122-03	anomalous
122-04	337	4.71	2.15	0.14	7.1
122-04	380	13.2	1.1	0.38	3.6
122-04	458	10.97	1	0.32	3.3
122-04	464	6.61	2	0.19	6.6
122-05	abandoned
122-06	534	3.78	3.0	0.11	9.8
122-08	225	24.95	1.0	0.73	3.3
incl.	225	34.8	0.5	1.02	1.6
122-08	243	3.21	9.0	0.09	29.5
incl.	244	23.04	0.5	0.67	1.6
122-07B	555	10.3	1.0	0.30	3.3
122-10	673	13.7	44.9	0.40	147.3
incl.	668	28.4	18.0	0.83	59.0
Or	661	111.5	2.0	3.25	6.6
Or	668	14.2	3.0	0.42	9.8
Or	674	130.9	1.5	3.82	4.9
122-09	274	457.4	0.5	13.34	1.6
122-11	anomalous
122-12	249	24.0	1.0	0.70	3.3
122-12	326	7.9	4.0	0.23	13.1
incl.	326	23.1	1.0	0.67	3.3
122-13	658	14.1	4.0	0.41	13.1
incl.	658	73.6	0.5	2.15	1.6
and incl.	659	18.4	1.0	0.54	3.3
122-13	679	3.1	4.1	0.09	13.4
122-13	940	3.0	6.8	0.09	22.3
122-13	953	3.7	6.3	0.11	20.7
122-15	327	8.4	2.5	0.24	8.2
incl.	328	28.2	0.5	0.82	1.6
122-15	358	5.5	2.5	0.16	8.2
122-15	485	16.0	2.0	0.47	6.6
incl.	485	30.7	1.0	0.90	3.3
F2-65	409	22.9	0.5	0.67	1.6
F2-65	421	12.2	1.0	0.36	3.3
F2-66	1032	22.6	1.0	0.66	3.3
incl.	1032	40.9	0.5	1.19	1.6
F2-66	1151	10.2	5.0	0.30	16.4
incl.	1152	13.5	3.0	0.39	9.8
incl.	1152	33.7	1.0	0.98	3.3
DS-09-02	77	7.7	1.0	0.22	3.3
DS-09-02	125	5.0	1.0	0.15	3.3
DS-09-02	315	7.3	1.0	0.21	3.3
DS-09-02	318	3.9	1.5	0.11	5.1
DS-09-03	105	4.8	1.0	0.14	3.3
DS-09-04	614	15.7	0.5	0.46	1.6
F2-67	anomalous
F2-68	anomalous
F2-69	No Significant Assays
F2-70	135	12.5	1.0	0.36	3.3
F2-71	274	3.43	3.0	0.10	9.8
F2-71	382	6.29	3.0	0.18	9.8
F2-72	190	4.09	4.0	0.12	13.1
F2-72	201	6.01	2.7	0.18	8.9
F2-72	216	46.37	2.0	1.35	6.6
F2-72	309	6.41	6.0	0.19	19.7
incl.	309	23.31	1.0	0.68	3.3
F2-73	565	3.58	2.9	0.10	9.5
F2-74	No Significant Assays
F2-75	No Significant Assays
F2-76	anomalous
F2-77	383	49.5	0.5	1.44	1.6
F2-79	anomalous
F2-80	486	61.0	0.5	1.78	1.6
F2-80-W1	Did not test/reach target
F2-80-W2	488	35.9	1.5	1.05	4.9
F2-80-W2	501	36.1	0.5	1.05	1.6
F2-80-W2	527	4.7	5.1	0.14	16.7
F2-80-W2	551	4.7	14.6	0.14	47.9
incl.	551	12.4	1.0	0.36	3.3
F2-64-W1	1349	80.7	0.7	2.35	2.3
F2-64-W1	1384	6.3	3.9	0.18	12.8
incl.	1384	20.1	0.9	0.59	3.0
All assays are uncut
†Significant gold results satisfy the following cut-off criteria: > 10.0 gram gold x metre product and > 3.0 g/t gold.
Anomalous holes satisfy the following criteria:  > 2.5 gram gold x metre product and < 10.0 gram gold x metre product and greater than 2 g/t gold.

All reported intercepts are core lengths and true widths are currently unknown. Reported gold values are uncut. Vein orientations are generally observed to be at moderate to high angle to the core axis but further drilling will be required to determine true thicknesses.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake during 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 discovery.

East Bay Property

The East Bay Property comprises 44 unpatented mining claims (124 units: Herbert Option and Seargeant Option).  The project occupies four kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Although considered strategic and a priority target, plans for East Bay have been postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone belt.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100% to the Company in February of that year. Large parts of the property remain underexplored and the property is thus considered strategic to the Company. The Company conducted a Titan 24 geophysical survey covering the core of the DMC property in April 2009 and the final data and reports are being reviewed to prioritized drill targets. This survey technique has the potential to provide targeting information at surface and up to one kilometre below surface. At the Company’s Phoenix project, similar Titan 24 surveys have been able to identify the F2 Zone mineralized sequence. Rubicon views Titans 24 as a useful tool to identify new targets beyond the Phoenix project itself.

Humlin Property

The Company had optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). During 2008 Solitaire funded a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire was not able to meet the required $400,000 option terms in 2008 and Rubicon subsequently re-acquired 100% of the property in February 2009. The property is subject to an underlying NSR of between 1.75% and 2.0%.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the Red Lake Greenstone Belt. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix project meant that no work was carried out in the period. However, the location and geological environment on the property makes this a strategic project for Rubicon.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire.  Solitaire is required to spend $751,000 by May 1, 2011 (extended in the second quarter for one year to 2011) in order to maintain its option in good standing at which time, it will have vested as to a 55% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims:
This area of the property is situated adjacent to the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole completed to a depth of 2269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment required to May 2009.

Westend Property

During 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1,000,000 in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  Once the initial option for 60% is completed, Halo may earn an addition 15% interest in the property for a total of 75% interest by continuing the necessary work commitments to maintain the property in good standing and by delivering a Bankable Feasibility Study. The property is subject to a NSR of 1.0% on four of the claims in the Agreement.

Halo announced July 22, 2009 that it had commenced a 2009 summer field program on its West Red Lake Properties comprised of three Agreements of which Rubicon properties represent approximately one third of the ground.  Halo is required to complete the year two commitments of $225,000 of exploration by July 31, 2010 (on-going) and a $20,000 cash payment (up to 50% in shares) by July 31, 2009 (completed).

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (146 units) located in McDonough and Graves Township.  The Company’s 100% interest is subject to a 1.75 - 2.0% NSR royalty.  Approximately $500,000 in exploration work has been completed since 2001.

Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, including key mafic-ultramafic contacts in proximity to a regional scale angular uncomformity.  The setting is analogous to that at the producing mines in the camp, which collectively contain >20 million ounces of gold.  Rubicon’s exploration has advanced the Slate Bay property to a drill-ready status, and incorporates a $500,000 dataset with which to plan future exploration programs.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the quarter ended September, 2009, the Company entered into 6 new property agreements and spent $23,427 on acquisition costs and recovered $21,200 in cash and shares.  The cash and shares received are recorded on the property statement as a recovery of the $23,427 in acquisition costs less an adjustment recorded on the statement of operations and deficit to option receipts in excess of property costs.

Future Exploration Plans

As of September 30, 2009, the Company had completed 34,485 metres of its, March announced, Phase I, 80,000 metre drill program on its 100% controlled Phoenix Gold Project. As of November 13, 2009, 38,500 metres remain to be drilled with an expected program completion date of March 31, 2010.

In May the Company increased its exploration budget to carry out an additional 20,000 metres of diamond drilling from surface on the Phoenix Gold Project to test property wide drill targets outside the F2 Zone. This drilling is planned for Q1, 2010.

Pursuant to the November 2009 public offering, a Phase II additional 120,000 metres of drilling is planned on the Phoenix project to commence after completion of the Phase I program, which is expected to be about March 31 of 2010.  Where practicable, commencement of Phase II activities will be accelerated.

On June 28th Company commenced deepening of the Phoenix shaft.  The Company plans to extend the shaft from 122 metres below surface to 305 metres below surface and secure underground access to parts of the F2 gold system.

Qualified Person

The 2009 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., Regional Exploration Manager and the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

Pursuant to its obligations under the McEwen agreement, Rubicon has since May of 2007 carried out a total of Cdn$5.1 million worth of exploration on its land holdings, located in the Pogo area of Alaska. This includes US$2.6 million on claims under option from Rimfire Minerals Corporation. The Company has therefore met all current and future exploration obligations pursuant to the McEwen transaction, for Alaska. Additional work will be required to keep the Rimfire option in good standing but all requirements have been satisfied up until 2011.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets going forward. The 2008 program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values.

Due to the F2 Gold Zone discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

Rubicon holds a 225,000 acre land package in Elko County, Northeastern Nevada which it acquired pursuant to the McEwen transaction.  Exploration of this property is in the preliminary stage.

To the end of September 2009, the Company has expended Cdn$980,000 on exploration on the property and has met all current and future exploration obligations pursuant to the McEwen transaction.

Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, local community and first nation risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com ..

OPERATING RESULTS

9 Months ended September 30, 2009 compared to the 9 Months ended September 30, 2008

For the 9 months ended September 30, 2009, the Company’s net loss was $1,187,445 ($(0.01) per share) compared to net income of $1,339,400 ($0.01 per share) incurred in the 9 months ended September 30, 2008, a reduction in income of $2,526,845. The main factor in this change to loss was the reduction in recovery of future income taxes by $1,334,508 in the 9 months ended September 30, 2009 compared to the 9 months ended September 30, 2008, and an increase of $750,111 in stock based compensation expense in the 9 months ended September 30, 2009.  During the 9 month period, the Company had other comprehensive income (“OCI”) of $347,611 compared to a $(1,302,539) loss in the prior year.  Comprehensive loss (the total of net income and other comprehensive income) for the 9 months was $839,834 compared to a comprehensive income of $36,861 in the prior year comparative period, a reduction in comprehensive income of $876,695.

The decrease in income was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:

•	Part XII.6 tax on flow through was lower by $142,898 as the Company had a smaller amount of prior year unspent flow-through exploration expenditures to make in the current year.
•	Stock based compensation was higher by $750,111 mostly relating to new options granted in January 2009.
•	Interest income was lower by $366,778 due to lower interest rates in the current year.
•
Option receipts in excess of property costs, which mostly represent amounts received from optionees of the Company’s ERD properties was lower by $301,166 reflecting reduced activity in the current year.

•
The future income tax recovery was lower by $1,334,508 due to the future tax liability arising from renunciation of flow-through share expenditures and the offsetting of this liability against previously unrecognized tax losses.  In 2008, $10.4 million was renounced to investors whereas in 2009, $6.575 million was renounced.

•
Other comprehensive income for the 9 months ended September 30, 2009 represented a change from loss to income of $1,650,150 compared to the prior year. The OCI loss in the prior year was mainly caused by a drop in value of the Company’s investments in public companies. Public companies’ share prices increased significantly in the current 9 month period.

3 Months ended September 30, 2009 compared to the 3 Months ended September 30, 2008

For the 3 months ended September 30, 2009, the Company had a net loss of $1,102,169 ($(0.01) per share) compared to a net loss of $529,827 ($(0.00) per share) incurred in the 3 months ended September 30, 2008, an increase in net loss of $572,342.  During the quarter, the Company recorded other comprehensive income (“OCI”) of $31,237 compared to an OCI loss of $892,229 in the prior year comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive income) for the quarter was $1,070,932 compared to a comprehensive loss of $1,422,056 in the prior year comparative quarter, a reduction in comprehensive loss of $351,124.

The increase in net loss was mainly the result of greater stock based compensation, a reduction in option receipts and adjustments to deferred income taxes in the current quarter. Greater other comprehensive income in the current year’s second quarter resulted in an overall reduction in comprehensive losses.  Significant changes in line items were as follows:

•	Stock based compensation was higher by $146,675 in the current quarter mostly relating to new options granted in January 2009.
•	Part XII.6 tax on flow through was lower in the current quarter by $18,000 as the Company had a smaller amount of prior year unspent flow-through exploration expenditures to make in the current year.
•	Interest income was lower by $115,595 due to lower interest rates in the current period
•
Option receipts in excess of property costs, which mostly represent amounts received from optionees of the Company’s ERD properties was lower by $301,506, reflecting reduced activity in the current quarter.

•	The future income tax recovery was lower by $227,244 in the current quarter due to adjustments to the future tax liabilities amount.
•
Other comprehensive income for the 3 months ended September 30, 2009 represented a change from loss to income of $923,426 compared to the prior year. The OCI loss in the prior year was mainly caused by a drop in value of the Company’s investments in public companies. Public companies’ share prices increased significantly in the current 3 month period.

USE OF PROCEEDS FROM FINANCINGS

Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to September 30, 2009
November 18 , 2008 Financing
• $6,575,000 to be used to incur eligible Canadian Exploration Expenses on the Phoenix Gold Property.	• $6.575 million has been applied to incur eligible Canadian Exploration Expenses on the Phoenix Gold Property.
• $3,625,930 to be used for general and administrative and working capital purposes.	• $3.3 million has been used for general and administrative and working capital purposes. $0.3 million remains to be spent.
March 5, 2009 Financing
• $25,000,000 to be used for exploration and development of the Phoenix Gold Property (Phase I).	• $14.4 million has been used for exploration and development of the Phoenix Gold Property. $10.6 million remains to be spent
• $15,000,000 to be used for exploration and development of the Phoenix Gold Property and general and administrative and working capital purposes	• $2.5 million has been used for G&A and working capital. $12.4 million remains to be spent.
November 12, 2009 Financing (subsequent to period end)
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• Not yet commenced
• $5.2 million on exploration on other Red Lake properties.	• Not yet commenced
• $22.8 million on working capital or other exploration.	• Not yet commenced

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2009 Third	2009 Second	2009 First	2008 Fourth	2008 Third	2008 Second	2008 First	2007 Fourth
	$	$	$	$	$	$	$	$
Interest and other income	45,787	52,567	52,302	215,364	161,382	67,762	423,438	511,757
Gain (loss) on sale of investments	2,382	(72,341)	(23,424)	(443,255)	(144,323)	7,744	-	(29,574)
Net income (loss)	(1,102,169)	(1,100,680)	1,015,404	(844,959)	(529,827)	(1,080,848)	2,950,075	(985,738)
Basic and fully diluted net income (loss) per share	(0.01)	(0.01)	0.01	(0.00)	(0.00)	(0.01)	0.02	(0.01)

Overall, quarterly losses have tended to increase due to increased administration costs to support an expanding exploration program.   If the Company had raised capital in a prior year, through the use of flow-through shares, a renunciation of exploration expenses will usually occur in the first quarter of the following year.  If the Company has unrecognized tax losses or tax assets a significant recovery may be recorded in that quarter.  This may push results into a net income position, as happened in the both the first quarters of 2008 and 2009.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 9 months ended September 30, 2009.

Working capital at September 30th, 2009 was $53.3 million and upon closing of the November 12th, 2009 public offerering, discussed further below, the Company’s treasury was approximately $133 million. The Company’s investment policy is to invest excess funds only in Canadian federal or provincial government instruments.

The Company currently has sufficient funds to meet its working capital requirements for the next 24 months, including all announced 2009 - 2010 exploration plans,

 Operating Cash Flows – 9 months ended September 30, 2009

Cash used in operations of $1.7 million, before working capital changes, were higher than cash used in the prior year of $1.0 million reflecting the increased administration activity by the Company.

Investing Activities – 9 months ended September 30, 2009

For the 9 months ended September 30, 2009, the Company had a cash outflow of $70.3 million on investing which included $51.5 million of funds transferred to temporary investments (T-Bills of greater than 90 day terms) and  $17.8 million cash on mineral property acquisition and exploration ($12.4 million - 2008).

Financing Activities – 9 months ended September 30, 2009

Financing inflows of $54 million reflected the March $40 million (gross) private placement financing and $16 million from the exercise of the McEwen transaction warrants.  These warrants have all now been exercised or expired.

Financing Subsequent to the period end

On November 12, 2009, the Company closed a public offering for the issue of 18,975,000 common shares of the Company at a price of $4.55 per common share, for aggregate gross proceeds of $86,336,250.  A commission of 5% of the gross proceeds was paid to the underwriters, resulting in net proceeds to the Company of $82,019,438. The financing is subject to regulatory approval.  The prospectus specified that approximately $58 million of the net proceeds will be used to advance the Company’s Phoenix project, approximately $5 million on other projects and the balance on general and administrative expenses and working capital. (Under certain circumstances, funds may be reallocated, if management deems appropriate). The balance may also be applied to additional exploration on the Phoenix Gold project or other projects or on other corporate opportunities.

Subsequent to the period end, 382,500 common shares were issued pursuant to the exercise of stock options, for proceeds of $344,325.

For the 9 months ended September 30, 2009, the Company issued 10.6 million (2008 - nil) common shares from the exercise of warrants and issued 935,000 (2008 - 10,000) common shares from the exercise of options for aggregate cash proceeds of $16.9 million (2008 - $7,400).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those disclosed under asset retirement obligations in note 9 and commitments in note 13 of the interim consolidated financial statements of the Company.

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ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold project, a survey was completed in the first quarter, to estimate the current cost to rehabilitate the site, if it were abandoned today.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development and Mines (“MNDM”).  No amount was recorded on the balance sheet for this obligation as a reasonable estimate of the likely date of asset retirement could not be determined and therefore a discounted amount of future cash flows could not be calculated.  If such a calculation could be made, the result would be the recording of a liability at the discounted amount and therefore it would be significantly less than the current cost estimate of $493,000.

COMMITMENTS

At September 30, 2009, the Company has $82,454 (December 31, 2008 - $144,295) in remaining lease payments for the use of its Vancouver office to September, 2010.

At September 30, 2009, the Company is committed to incur $nil (2008 year end – $5,730,041) in eligible exploration expenditures in order to complete obligations entered pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP.  For the nine months ended September 30, 2009, the Company paid legal fees to Davis LLP, aggregating to $434,930 (2008 - $41,961).  As at September 30, 2009, Davis LLP is owed $31,634 (December 31, 2008 - $19,500).

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 3 of the consolidated financial statements for the year ended December 31, 2008.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  The methodology, the Company uses, to determine fair value is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The SEC has indicated that foreign private issues, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.

Senior accounting staff have commenced upgrading their knowledge and will continue throughout the process.

2.	Review accounting policy changes that are required or are optional under IFRS1 on conversion and make choices where necessary.

Mid to late 2009 has been targeted as completion date to make these decisions. When these changes and proposed decisions have been made, the audit committee and board will be provided with the knowledge to evaluate the proposed changes.  Issue review is nearing completion.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

The target will be to prepare these statements as soon a practicable through 2010.

4.	Review accounting software and other information technology issues for IFRS compliance.

Software is planned to be compliant before the transition date of January 1, 2010.

5.	Review internal control implication of new policies and changeover.

Internal control implications are targeted to be determined before the changeover date of January 1, 2011.

6.	Review disclosure controls and procedures in light of change to IFRS.

Disclosure controls and procedures implications will be determined before the changeover date of January 1, 2011.

7.	Review business implications of conversion such as compensation formulas, key performance indicators and contract requirements.

Target completion date is mid 2010.  Business implications will be reviewed following completion of policy change review.

It is expected that policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

OUTSTANDING SHARE DATA

As at November 13, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	212,127,214
Stock options	6,615,800
Warrants	-
Fully diluted shares outstanding	218,743,014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 3 months ended September 30,  2009,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com. Other information can be viewed at the Company’s website at www.rubiconminerals.com.

CAUTIONARY NOTICE

The Company’s consolidated financial statements for the 9 months ended September 30, 2009 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this MD&A include statements regarding the Company’s future exploration plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part and estimates of rehabilitation costs, administrative assessments and other expenses.

The forward-looking statements that are contained in this MD&A are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risks and Uncertainties” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

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